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NEW FRONTEIR MEDIA

For Immediate Release
Contact: Karyn L. Miller, Chief Financial Officer
(303) 444-0900 x 102
kmiller@noof.com




                       New Frontier Media, Inc. Announces
                    Appointment of Ken Boenish as President

BOULDER, COLORADO, June 9, 2005 -- New Frontier Media, Inc. (Nasdaq: NOOF), a leader in the electronic distribution of adult entertainment, announced today that its Board of Directors appointed Ken Boenish to the position of President. Since 2000, Mr. Boenish has been President of New Frontier Media's wholly owned subsidiary, The Erotic Networks ("TEN"), and has managed the operations of the Company's Internet Group. Mr. Boenish will retain his title as President of TEN.

"Ken has worked tirelessly to help bring New Frontier Media to new levels of revenue and profitability," said Michael Weiner, Chief Executive Officer of New Frontier Media. "He has worked to ensure that the company's operations are sound and that we exhaust every opportunity to leverage our existing content and technology resources to bring in new revenue streams. We are confident that, in his new capacity, he will create even more value for our shareholders," continued Mr. Weiner.

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on current expectations, estimates and projections made by management. The Company intends for the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", or variations of such words are intended to identify such forward-looking statements. The forward-looking statements include, but are not limited to, Mr. Boenish's ability to create even more value for our shareholders, and the outcome of any contingencies. All forward-looking statements made in this press release are made as of the date hereof, and the Company assumes no obligation to update the forward-looking statements included in this news release whether as a result of new information, future events, or otherwise. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any forward-looking statements. Please refer to the Company's Form 10-K and other filings with the SEC for additional information regarding risks and uncertainties, including, but not limited to, the risk factors listed from time to time in such SEC reports.

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Copies of these filings are available through the SEC's electronic data gathering analysis and retrieval system (EDGAR) at www.sec.gov.

ABOUT NEW FRONTIER MEDIA, INC.
New Frontier Media, Inc. is a leading distributor of adult entertainment via electronic platforms. The Company delivers the most extensive lineup of quality programming over the broadest range of electronic means, including cable, satellite, Broadband and video-on-demand.

The Erotic Networks(TM), the umbrella brand for the Company's subscription and pay television subsidiary, provides pay-per-view, video-on-demand, and subscription TV networks and services to over 80 million cable, DBS (direct broadcast satellite) and C-band households throughout North America. The Erotic Networks(TM) include Pleasure(TM), TEN(TM), TEN*Clips(TM), TEN*Xtsy(TM), TEN*Blue(TM), TEN*Blox(TM), TEN*Max(TM) and TEN*On Demand(TM). These networks and services represent the widest variety of editing standards available and are programmed without duplication to offer the most extensive selection of adult network programming under a single corporate umbrella.

For more information contact Karyn Miller, Chief Financial Officer, at (303) 444-0900, extension 102, and please visit our web site at www.noof.com.